UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

Jacada Ltd. (“Jacada” or the “Company”) hereby reports that it expects that trading in its ordinary shares will be transferred from the NASDAQ Stock Market to the OTCQB Marketplace effective as of October 18, 2012.

As previously disclosed on April 16, 2012, Jacada had received a notice from NASDAQ regarding its non-compliance with the $5,000,000 minimum market value of publicly held shares requirement stated in NASDAQ Listing Rule 5450(b)(1)(C). The notice had indicated that Jacada would have until October 8, 2012 to regain compliance with the minimum market value requirement.  NASDAQ has subsequently informed Jacada that because Jacada has failed to regain compliance with this requirement, its ordinary shares will become subject to delisting from the NASDAQ Global Market on October 18, 2012.

The Company has been advised by OTC Markets Group, Inc., which operates an electronic quotation service for securities traded over-the-counter (“OTC”), that its ordinary shares are immediately eligible for quotation on the OTCQB.  The OTCQB is a market tier for OTC companies that are registered with, and that report to, the U.S. Securities and Exchange Commission.

The Company has also been advised that its ordinary shares will continue to be traded under the symbol “JCDA”.  Investors will be able to view real-time stock quotes for JCDA at www.otcmarkets.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	October 11, 2012